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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                PENTON MEDIA, INC
                                -----------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   709669 10 7
                                 --------------
                                 (CUSIP Number)


                                   Peni Garber
                          ABRY Mezzanine Partners, L.P.
                             c/o ABRY Partners, LLC
                        111 Huntington Avenue, 30th Floor
                                Boston, MA 02199
                            Telephone: (617) 859-2959

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                             -----------------------


                                    COPY TO:
                              Joshua N. Korff, Esq.
                              Kirkland & Ellis LLP
                                Citigroup Center
                              153 East 53rd Street
                               New York, NY 10022
                                  212-446-4800


                                November 1, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 709668 10 7

  ------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            ABRY Mezzanine Partners, L.P.

  ------------------------------------------------------------------------

    2.      Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (A)

            (B)    |X|

  ------------------------------------------------------------------------

    3.   SEC Use Only

  ------------------------------------------------------------------------

    4.   Source of Funds (See Instructions)    WC

  ------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  ------------------------------------------------------------------------

    6.      Citizenship or Place of Organization Delaware

  ------------------------------------------------------------------------

                 7.  Sole Voting Power

    Number           None
    Shares       ---------------------------------------------------------
    Beneficially 8.  Shared Voting Power
    Owned by         4,902,181
    Each         ---------------------------------------------------------
    Reporting    9.  Sole Dispositive Power
    Person           None
                 ---------------------------------------------------------
                 10. Shared Dispositive Power

                     4,902,181
  ------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          4,902,181


  ------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  ------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11) 13.3%

  ------------------------------------------------------------------------

   14.    Type of Reporting Person (See Instructions) PN

  ------------------------------------------------------------------------

CUSIP No. 709668 10 7

  ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ABRY Mezzanine Investors, L.P.

  ------------------------------------------------------------------------

    2.      Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (A)

            (B)    |X|

  ------------------------------------------------------------------------

    3.   SEC Use Only

  ------------------------------------------------------------------------

    4.          Source of Funds (See Instructions)    Not Applicable.

  ------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  ------------------------------------------------------------------------

    6.      Citizenship or Place of Organization   Delaware

  ------------------------------------------------------------------------

                 7.  Sole Voting Power

    Number           None
    Shares       ---------------------------------------------------------
    Beneficially 8.  Shared Voting Power
    Owned by         4,902,181
    Each         ---------------------------------------------------------
    Reporting    9.  Sole Dispositive Power
    Person           None
                 ---------------------------------------------------------
                 10. Shared Dispositive Power

                     4,902,181
  ------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          4,902,181


  ------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  ------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11) 13.3%

  ------------------------------------------------------------------------

   14.    Type of Reporting Person (See Instructions) PN

  ------------------------------------------------------------------------

CUSIP No. 709668 10 7

  ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ABRY Mezzanine Holdings, LLC

  ------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (A)

          (B)    |X}

  ------------------------------------------------------------------------

    3.    SEC Use Only

  ------------------------------------------------------------------------

    4.    Source of Funds (See Instructions)    Not Applicable.

  ------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  ------------------------------------------------------------------------

    6.      Citizenship or Place of Organization   Delaware

  ------------------------------------------------------------------------

                 7.  Sole Voting Power

    Number           None
    Shares       ---------------------------------------------------------
    Beneficially 8.  Shared Voting Power
    Owned by         4,902,181
    Each         ---------------------------------------------------------
    Reporting    9.  Sole Dispositive Power
    Person           None
                 ---------------------------------------------------------
                 10. Shared Dispositive Power

                     4,902,181
  ------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          4,902,181

  ------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  ------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11) 13.3%

  ------------------------------------------------------------------------

   14.    Type of Reporting Person (See Instructions)

          OO

  ------------------------------------------------------------------------

CUSIP No. 709668 10 7

  ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Royce Yudkoff

  ------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (A)

          (B)    |X}

  ------------------------------------------------------------------------

    3.    SEC Use Only

  ------------------------------------------------------------------------

    4.    Source of Funds (See Instructions)    Not Applicable.

  ------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

  ------------------------------------------------------------------------

   6.     Citizenship or Place of Organization

          United States

  ------------------------------------------------------------------------

                 7.  Sole Voting Power

    Number           None
    Shares       ---------------------------------------------------------
    Beneficially 8.  Shared Voting Power
    Owned by         4,902,181
    Each         ---------------------------------------------------------
    Reporting    9.  Sole Dispositive Power
    Person           None
                 ---------------------------------------------------------
                 10. Shared Dispositive Power

                     4,902,181
  ------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          4,902,181

  ------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  ------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11) 13.3%

  ------------------------------------------------------------------------

   14.    Type of Reporting Person (See Instructions)

          IN

  ------------------------------------------------------------------------

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         This Amendment No. 2 to Schedule 13D (this "STATEMENT") relates to the common stock, par value $0.01 per share (the "COMMON STOCK"), of Penton Media, Inc. (the "ISSUER"). This Statement supplementally amends the initial statement on Schedule 13D, filed on March 19, 2002 (the "INITIAL STATEMENT"), as amended by Amendment No. 1 to the Initial Statement, filed on August 1, 2006 (the "First Amendment"), by ABRY Mezzanine Partners, L.P., a Delaware limited partnership, ABRY Mezzanine Investors, L.P., a Delaware limited partnership, ABRY Mezzanine Holdings, LLC, a Delaware limited liability company and Royce Yudkoff, an individual resident of the state of Massachusetts (collectively, the "REPORTING PERSONS").

ITEM 4. PURPOSE OF TRANSACTIONS.

         Item 4 is hereby amended by adding the following:

         On November 1, 2006, the Issuer entered into an Agreement and Plan of Merger (the "Prism Merger Agreement") with Prism Business Media Holdings, Inc., a Delaware corporation ("Parent"), and Prism Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Subsidiary"). Pursuant to the Prism Merger Agreement, (i) Merger Subsidiary will merge with and into the Issuer (the "Prism Merger"), (ii) the separate corporate existence of Merger Sub shall cease and the Issuer shall continue its corporate existence under Delaware law as the surviving corporation (the "Surviving Corporation") and shall become a wholly-owned subsidiary of Parent, (iii) each share of Common Stock, par value $0.01 per share, of the Issuer ("Issuer Common Stock") issued and outstanding, other than any shares of Issuer Common Stock owned by the Issuer or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, or Issuer Common Stock to be cancelled, shall be converted into the right to receive the Common Stock Per Share Merger Consideration, as defined in the Prism Merger Agreement, (iv) each share of Series C Preferred Stock, par value $0.01 per share, of the Issuer (the "Series C Preferred Stock") issued and outstanding, other than any shares of Series C Preferred Stock owned by the Issuer or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, or Series C Preferred Stock to be cancelled, shall be converted into the right to receive an amount in cash, without interest, equal to the Series C Preferred Stock Per Share Merger Consideration, as defined in the Prism Merger Agreement, (v) each share of Series M Preferred Stock, par value $0.01 per share, of the Issuer (the "Series M Preferred Stock") issued and outstanding, other than any shares of Series M Preferred Stock owned by the Issuer or any of its wholly-owned subsidiaries, by Parent or any of its wholly-owned subsidiaries or by dissenting stockholders that properly exercise appraisal rights, or Series M Preferred Stock to be cancelled, shall be converted into the right to receive an amount in cash, without interest, equal to the Series M Preferred Stock Per Share Merger Consideration, as defined in the Prism Merger Agreement.

         As a condition to the willingness of Parent and Merger Subsidiary to enter into the Prism Merger Agreement, Parent and Merger Subsidiary required ABRY Mezzanine Partners, L.P., ABACUS Fund Partners, LP, ABACUS Fund, Ltd., Sandler Capital Partners V Germany, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V, L.P. (each individually a "Stockholder", and collectively the "Stockholders") to enter into a voting agreement (the "Voting Agreement").

         Pursuant to the Voting Agreement, the Stockholders agreed to vote (or cause to be voted) all shares of Issuer capital stock held by them and any shares of Issuer capital stock that may be acquired after the date of the Voting Agreement (the "Covered Shares") in favor of the Prism Merger, the Prism Merger Agreement and the transactions contemplated by the Prism Merger Agreement and against any extraordinary corporate transaction, other than the Prism Merger, such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of all or substantially all of the assets or securities of the Issuer and any of is subsidiaries, other than pursuant to the Prism Merger, or any other acquisition proposal.

         As part of the Voting Agreement, the Stockholders entered into an irrevocable proxy appointing Parent and certain of its officers or designees as the sole and exclusive attorneys and proxies of each Stockholder to vote and exercise all voting and related rights with respect to all of the shares of Issuer capital stock that now are or hereafter may be beneficially owned by the Stockholders.

         Pursuant to the Voting Agreement, the Stockholders are prohibited from transferring any shares of Issuer capital stock.

         The Voting Agreement and the irrevocable proxies will expire upon the earliest to occur of (i) the effective time of the Prism Merger, (ii) the date on which the Prism Merger Agreement is terminated pursuant to its terms (iii) April 30, 2007 and (iv) written notice of termination of the Voting Agreement by Parent to the Stockholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by adding the following thereto:

         By virtue of the Voting Agreement, the Reporting Persons may be deemed to share dispositive power and voting power of the Issuer Common Stock held by them with Parent and Merger Sub.

         The numbers of shares and percentages reported on the cover pages of this Second Amendment have not been updated since September 30, 2006 to give effect to the accrual of additional dividends on the Series C Preferred Stock, the numbers do reflect the accrual of additional dividends on the Series C Preferred Stock up through September 30, 2006. As dividends on the Series C Preferred Stock accrue but are not paid, the actual number of shares of Issuer Common Stock into which the Series C Preferred Stock is convertible and the voting power of the Issuer represented by such shares, will increase accordingly.

         Each of the Reporting Persons expressly disclaims beneficial ownership of any Issuer Common Stock held by any other person to the extent that the Reporting Person does not hold a pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 4 of this Amendment and the Exhibit to this Amendment are incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following thereto:

         Exhibit 10: Voting Agreement, dated as of November 1, 2006, by and among ABRY Mezzanine Partners, L.P., ABACUS Fund Partners, LP, ABACUS Fund, Ltd., Sandler Capital Partners V Germany, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V, L.P., Prism Business Media Holdings, Inc., a Delaware corporation and Prism Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Penton Media, Inc. filed with the Securities and Exchange Commission on November 2, 2006).

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of November 9, 2006


                                      ABRY MEZZANINE PARTNERS, L.P.
                                      ABRY MEZZANINE INVESTORS, L.P.
                                      ABRY MEZZANINE HOLDINGS, LLC
                                      ROYCE YUDKOFF

                                      /s/ Peni Garber
                                      ---------------------------------------
                                      By:  Peni Garber

                                      Title: Attorney-in-fact for each of the
                                             Reporting Persons


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